                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(a)


                                  TEXOIL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, $.01 PAR VALUE PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   882906-20-9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                ROBERT K. REEVES
                             c/o OCEAN ENERGY, INC.
                                   1001 FANNIN
                                   SUITE 1600
                              HOUSTON, TEXAS 77002
                                 (713) 265-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:

                            Michael E. Dillard, P.C.
                    Akin, Gump, Strauss, Hauer & Feld, L.L.P.
                         1700 Pacific Avenue, Suite 4100
                               Dallas, Texas 75201
                            Telephone (214) 969-2800

                                JANUARY 18, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

                         (Continued on following pages)
                               (Page 1 of 9 Pages)

---------------------                                          -----------------
CUSIP No. 882906-20-9                 13D                      Page 2 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------
  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      OEI Acquisition Corp.
--------------------------------------------------------------------------------
                                                                         (a) [X]
  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   (b) [ ]
--------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

      AF
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  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
     NUMBER OF         7     SOLE VOTING POWER
      SHARES
   BENEFICIALLY        ---------------------------------------------------------
    OWNED BY           8     SHARED VOTING POWER
      EACH                   3,809,032*
   REPORTING           ---------------------------------------------------------
  PERSON WITH          9     SOLE DISPOSITIVE POWER

                       ---------------------------------------------------------
                       10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------

  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,809,032*
--------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      51.4%*
--------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON

      CO
--------------------------------------------------------------------------------

  *See Item 5 herein.

---------------------                                          -----------------
CUSIP No. 882906-20-9                 13D                      Page 3 of 9 Pages
---------------------                                          -----------------

--------------------------------------------------------------------------------

  1   NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Ocean Energy, Inc.
      IRS No.  741764876
--------------------------------------------------------------------------------

  2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [X]
                                                                        (b)  [ ]
--------------------------------------------------------------------------------

  3   SEC USE ONLY

--------------------------------------------------------------------------------

  4   SOURCE OF FUNDS

      BK
--------------------------------------------------------------------------------

  5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
      2(d) or 2(e)                                                           [ ]
--------------------------------------------------------------------------------

  6   CITIZENSHIP OR PLACE OF ORGANIZATION

      Texas
--------------------------------------------------------------------------------
  NUMBER OF                  7     SOLE VOTING POWER
   SHARES
BENEFICIALLY                 ---------------------------------------------------
 OWNED BY                    8     SHARED VOTING POWER
   EACH                            3,809,032*
 REPORTING                   ---------------------------------------------------
PERSON WITH                  9     SOLE DISPOSITIVE POWER

                             ---------------------------------------------------
                             10    SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      3,809,032*
--------------------------------------------------------------------------------

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]
--------------------------------------------------------------------------------

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                  51.4%*
--------------------------------------------------------------------------------

  14  TYPE OF REPORTING PERSON
      CO
--------------------------------------------------------------------------------

          *See Item 5 herein.

ITEM 1. SECURITY AND ISSUER

        (a) The name of the issuer is Texoil, Inc., a Nevada corporation (the "Company"), which has its principal executive offices at 110 Cypress Station Drive, Suite 220, Houston, Texas 77090.

        (b) The class of equity securities to which this statement relates is the common stock, par value $.01 per share (the "Common Shares"), of the Company.

ITEM 2. IDENTITY AND BACKGROUND

        (a)-(c) and (f) This Statement is filed by OEI Acquisition Corp., a Nevada corporation (the "Offeror"), and Ocean Energy, Inc., a Texas corporation ("Parent"). The information set forth in the Introduction,
        Section 9 ("Certain Information Concerning Parent and the Offeror") and
        Schedule I ("Directors and Executive Officers of Parent and the Offeror") of the Offer to Purchase, a copy of which is attached hereto as Exhibit 1 (the "Offer to Purchase"), is incorporated herein by reference. As set forth in the Offer to Purchase, the Offeror has commenced a tender offer to purchase (i) all the Common Shares of the Company at a purchase price of $8.25 per share, net to the seller, in cash, without interest, and (ii) all the outstanding shares of Series A Convertible Preferred Stock, par value $.01 per share (the "Preferred Shares"), of the Company at a purchase price of $18.04 per share, net to the seller, in cash, without interest, upon the terms and subject to the conditions contained in the Offer to Purchase and the related Letters of Transmittal.

        (d) and (e) During the last five years, neither Parent nor the Offeror and, to the best knowledge of Parent and the Offeror, none of the persons listed in Schedule I of the Offer to Purchase has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

   The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

ITEM 4. PURPOSE OF THE TRANSACTION

        (a)-(g) and (j) The information set forth in the Introduction, Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement, the Tender and Voting Agreement, the Tender Agreement and the Confidentiality Agreements") of the Offer to Purchase is incorporated herein by reference.

        (h) and (i) The information set forth in Section 7 ("Certain Effects of the Transaction") of the Offer to Purchase is incorporated herein by reference.

     Except as described in the Offer to Purchase, the Agreement and Plan of Merger, dated January 18, 2001 by and among Parent, the Offeror and the Company (the "Merger Agreement"), the Tender and Voting Agreement, dated January 18, 2001 by and among Parent, the Offeror and certain stockholders of the Company (the "Tender and Voting Agreement") and the Tender Agreement, dated January 18, 2001 by and among Parent, the Offeror and certain stockholders of the Company (the "Tender Agreement"), Parent and Offeror have no present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving the Company (such as a merger, reorganization or liquidation) (ii) any purchase, sale or transfer of a material amount of assets of the Company, (iii) any change in the Company's Board of Directors or management of the Company,
(iv) any material change in the Company's indebtedness, capitalization or dividend policy, (v) any other material change in the Company's corporate structure or business, (vi) a class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a national securities association,
(vii) a class of equity securities of the Company becoming eligible for termination of registration under Section 12(b) or 12(g) of the Exchange Act,
(viii) the acquisition or disposition of securities of the Company or (ix) changes in the Company's charter or bylaws.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

     The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement, the Tender and Voting Agreement, the Tender Agreement and the Confidentiality Agreements") of the Offer to Purchase is incorporated herein by reference.

     Pursuant to the Tender and Voting Agreement, the stockholders of the Company party thereto have agreed to vote, and have granted to Parent an irrevocable proxy to vote, their shares (and any shares they may subsequently acquire) to approve and vote in favor of the Offer, the Merger Agreement and the transactions contemplated by the Merger Agreement, against any Acquisition Proposal (as defined in the Merger Agreement) and otherwise as contemplated by the provisions of the Tender and Voting Agreement relating to voting. As a result of Parent's power to vote or direct the vote of the shares beneficially owned by the stockholders who are party to the Tender and Voting Agreement, each of Parent and the Offeror may be deemed to have shared voting power with respect to such shares. As of January 18, 2001, the date on which the parties thereto entered into the Tender and Voting Agreement, a total of 3,386,796 Common Shares were owned by the stockholders party to such agreement. The Company has informed Parent that subsequent to such date two stockholders who are parties to the Tender and Voting Agreement exercised warrants to acquire, in the aggregate, 260,955 Common Shares. The Company also has informed Parent that subsequent to such date three stockholders who are parties to the Tender and Voting Agreement exercised options to acquire, in the aggregate, 161,281 Common Shares. Accordingly, Parent and the Offeror may be deemed, as of the date hereof, to beneficially own 3,809,032 Common Shares representing 51.4% of the Common Shares outstanding (based upon the Company's representation that as of January 18, 2001, there were 6,724,939 Common Shares outstanding, plus the additional 260,955 Common Shares issued upon exercise of warrants and the additional 161,281 Common Shares issued upon exercise of options). However, each of Parent and the Offeror have disclaimed beneficial ownership of such shares, and this statement shall not be construed as an admission that either Parent or the Offeror are the beneficial owners of any securities covered by this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          The information set forth in the Introduction, Section 9 ("Certain Information Concerning Parent and the Offeror"), Section 11 ("Background of the Offer; Past Contacts, Transactions or Negotiations with the Company"), Section 12 ("Purpose of the Offer and the Merger; Plans for the Company") and Section 13 ("The Merger Agreement, the Tender and Voting Agreement, the Tender Agreement and the Confidentiality Agreements") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

        Exhibit 1 Offer to Purchase, dated January 24, 2001 (incorporated by reference to Exhibit (a)(1)(i) to the Company's Schedule TO, as filed with the Securities and Exchange Commission on January 24, 2001).

        Exhibit 2 Revolving Credit Agreement, dated as of March 30, 1999, among the Company, Chase Bank of Texas, National Association, The Chase Manhattan Bank, Bank of America National Trust and Savings Association, Bank One Texas, N. A., Societe Generale, Southwest Agency, the Bank of Montreal, and the other Banks signatory thereto (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the period ended March 31,
                   1999).

        Exhibit 3 Agreement and Plan of Merger, dated January 18, 2001, among Parent, the Offeror and the Company (incorporated by reference to Exhibit (d)(1) to the Company's Schedule TO, as filed with the Securities and Exchange Commission on January 24, 2001).

        Exhibit 4 Tender and Voting Agreement, dated January 18, 2001, by and among the Offeror, Parent and the Stockholders set forth therein (incorporated by reference to Exhibit (d)(2) to the Company's Schedule TO, as filed with the Securities and Exchange Commission on January 24, 2001).

        Exhibit 5 Tender Agreement, dated January 18, 2001, by and among the Offeror, Parent and the Stockholders set forth therein (incorporated by reference to Exhibit (d)(3) to the Company's Schedule TO, as filed with the Securities and Exchange Commission on January 24, 2001).

        Exhibit 6  Joint Filing Agreement.

                                    SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  January 26, 2001
                                      OEI Acquisition Corp.

                                      By:  /s/ Robert K. Reeves
                                          --------------------------------------
                                      Name:  Robert K. Reeves
                                      Title: Executive Vice President, General
                                             Counsel and Secretary

                                      Ocean Energy, Inc.

                                      By:  /s/ Robert K. Reeves
                                         ---------------------------------------
                                      Name:  Robert K. Reeves
                                      Title: Executive Vice President, General
                                             Counsel and Secretary

                                  EXHIBIT INDEX



EXHIBIT
NUMBER                                 DESCRIPTION
-------                                -----------
Exhibit 1          Offer to Purchase, dated January 24, 2001 (incorporated by reference to Exhibit (a)(1)(i) to the Company's Schedule TO, as filed with the Securities and Exchange Commission on
                   January 24, 2001).

Exhibit 2 Revolving Credit Agreement, dated as of March 30, 1999, among the Company, Chase Bank of Texas, National Association, The
                   Chase Manhattan Bank, Bank of America National Trust and
                   Savings Association, Bank One Texas, N. A., Societe Generale,
                   Southwest Agency, the Bank of Montreal, and the other Banks signatory thereto (incorporated by reference to Exhibit 4.1 to the Company's Form 10-Q for the period ended March 31,
                   1999).

Exhibit 3          Agreement and Plan of Merger, dated January 18, 2001, among
                   Parent, the Offeror and the Company (incorporated by reference to Exhibit (d)(1) to the Company's Schedule TO, as filed with the Securities and Exchange Commission on January
                   24, 2001).

Exhibit 4 Tender and Voting Agreement, dated January 18, 2001, by and among the Offeror, Parent and the Stockholders set forth therein (incorporated by reference to Exhibit (d)(2) to the Company's Schedule TO, as filed with the Securities and Exchange Commission on January 24, 2001).

Exhibit 5          Tender Agreement, dated January 18, 2001, by and among the
                   Offeror, Parent and the Stockholders set forth therein
                   (incorporated by reference to Exhibit (d)(3) to the Company's
                   Schedule TO, as filed with the Securities and Exchange
                   Commission on January 24, 2001).

Exhibit 6          Joint Filing Agreement.